


FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 10 June, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___





GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

10 June, 2002

GlaxoSmithKline plc

GSK Share Re-purchases

GlaxoSmithKline announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 3,500,000 of its ordinary shares at a price of 1396.7179p per share.

gsk.0262a

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS




GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

7 June 2002	The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 8 June 2002, that as a result of movement in the fund on the 7 June 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,294,547 to 18,301,683 at an average price of $39.45.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

10 June 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



 GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

6 June 2002   The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 7 June 2002, that as a result of movement in the fund on the 6 June 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,437,244 to 18,294,547 at an average price of $38.54.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

10 June 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier

The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 8 June 2002 that Dr Garnier had increased his interest by 3 Ordinary Share ADRs at a price of $39.4500 per share on the 7 June 2002. Dr Garnier was also notified of this change on 7 June 2002.

S M Bicknell

Company Secretary

10 June 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 10 June, 2002   By: VICTORIA LLEWELLYN
                                               Authorised Signatory for and on
                                               behalf of GlaxoSmithKline plc